Exhibit 4.1(f)

Amendment 1 to Consulting Agreement

Between Calypte Biomedical Corporation and Jonathan Bernstein

This Agreement amends and modifies the Consulting Agreement between Calypte Biomedical Corporation (“Calypte” or the “Company”) and Jonathan Bernstein (“Consultant”) dated December 5, 2002 and is effective as of April 4, 2003.

Whereas, the Company desires to change the payment terms on the contract and Consultant is agreeable to such modification.

Now therefore, in consideration of the premises and mutual promises set forth herein, the parties hereto agree as follows:

1.	The Company acknowledges that it owes Consultant $43,000.00 for services rendered, payable in cash. It will now convert these payments to stock issuable to Consultant individually, or his designee, based on 95% of the closing market price of Calypte Common Stock on the effectiveness date of the registration statement in Section 2 below.

2.	In consideration for this modification, the Company agrees to register the shares with the upcoming S-8 filing during early April 2003. If the filing occurs thereafter, Consultant has the option to accept only cash. Further amounts owed and remaining after the issuance of the stock at the market value, as defined above, if any, will be payable in cash by the end of May.

3.	The Company agrees to register 1.7 million shares for such purposes.

4.	All other terms and conditions of the Consultant Agreement dated December 5, 2002 remain unchanged.

Consultant:	CALYPTE BIOMEDICAL CORPORATION

/s/ JONATHAN BERNSTEIN	By:	/s/ RICHARD BROUNSTEIN
Jonathan Bernstein		Richard D. Brounstein Executive Vice President, CFO

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